SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. International Financial Reporting Standards (“IFRS”) transition statement of Scottish Power plc, released on May 24, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scottish Power plc
(Registrant)

Date: June 1, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCOTTISH POWER PLC

IFRS TRANSITION STATEMENT

Scottish Power plc is required to report its group consolidated financial results for the first time in accordance with International Financial Reporting Standards (“IFRS”) from 1 April 2005. The first results to be published under IFRS will be for the quarter ending 30 June 2005 which will be reported in August 2005.

This statement presents and explains the audited consolidated results of the ScottishPower group, restated from UK Generally Accepted Accounting Principles (“GAAP”) to IFRS, for the year ended 31 March 2005, and the balance sheet as at 1 April 2004, the group’s IFRS transition date. Based on the IFRS standards and interpretations currently in existence, this information will form the basis of the group’s IFRS comparative information. The group will take advantage of the US Securities and Exchange Commission (“SEC”) exemption from providing a second year of IFRS comparatives for the year ending 31 March 2006.

The group has utilised the IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ exemption not to prepare comparative information in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. These standards will be applied with effect from 1 April 2005 and details of the group’s IAS 32 and IAS 39 opening position as at 1 April 2005 is presented within this statement.

The group will host an IFRS seminar for analysts and institutional investors at 9.30 a.m. on Wednesday 25 May 2005. The presentation slides will be available from that time on the ScottishPower website, www.scottishpower.com and an archived webcast will be available after the event.

Disclaimers:

The group’s IFRS accounting policies as they are applied for the year ended 31 March 2005 have been adopted on the basis of all IFRS issued by the International Accounting Standards Board (“IASB”) as of the date of this report and which have either been endorsed by the European Union (“EU”) or where there is a reasonable expectation of endorsement by the EU by the time the group prepares its first annual Accounts in accordance with IFRS for the year ending 31 March 2006. In particular, this assumes that the EU will adopt revised IAS 19 (2004) ‘Employee Benefits’ issued by the IASB in December 2004 and International Financial Reporting Interpretations Committee (“IFRIC”) 4 ‘Determining Whether an Arrangement Contains a Lease’. It also assumes that the EU will not adopt IFRIC 3 ‘Emission Rights’ in its current form.

Due to the continuing work of the IASB, further standards, amendments and interpretations could be applicable for the group’s Accounts for the year ending 31 March 2006 as practice is continuing to evolve. Consequently, the group’s accounting policies may change prior to the publication of those Accounts. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the group’s first IFRS financial statements for the year ending 31 March 2006 may be subject to change.

Further Information:
Jennifer Lawton	Head of Investor Relations	0141 636 4527
David Ross	Investor Relations Manager	0141 566 4853
Colin McSeveny	Group Media Relations Manager	0141 636 4515

Scottishpower IFRS Transition Statement    1

SCOTTISH POWER PLC

IFRS TRANSITION STATEMENT

Page
Contents

IFRS Transition – Summary	3

IFRS Transition – Introduction	4

Overview of IFRS Reconciliations	4

Overview of Other IFRS Information	5

IFRS Summary of Impact	5

IFRS Accounting Policies for the year ended 31 March 2005	9

Reconciliation of the Group Profit and Loss Account under UK GAAP to the Group Income Statement under IFRS for the year ended 31 March 2005	16

Reconciliation of the Group Balance Sheet under UK GAAP to IFRS as at 1 April 2004	17

Reconciliation of the Group Balance Sheet under UK GAAP to IFRS as at 31 March 2005	18

Notes to Income Statement Reclassifications	19

Notes to Balance Sheet Reclassifications	19

Notes to IFRS Remeasurements	20

Group Cash Flow Statement under IFRS for the year ended 31 March 2005	21

Independent Auditors’ Report	22

Glossary of Financial Terms and IFRS Equivalents	23

Summary of Cumulative Results under IFRS for the three months ended 30 June 2004, the six months ended 30 September 2004 and the nine months ended 31 December 2004	24

Summary of IAS 39 Impact	25

Summary of IAS 32 Impact	27

Summary of Combined IAS 32 and IAS 39 Impact	27

Impact on Effective Tax Rate	27

Summary of IAS 39 Accounting Policies for the year ended 31 March 2006	28

2    Scottishpower IFRS Transition Statement

SCOTTISH POWER PLC

IFRS TRANSITION STATEMENT

IFRS Transition – Summary

This statement explains how ScottishPower’s reported performance and financial position are affected by the change from UK GAAP to IFRS. It is important to note that the adoption of IFRS represents an accounting change only and does not change the group’s:

•	underlying cash flows;

•	business strategy;

•	commodity hedging strategies; or

•	operations.

The effect of moving from UK GAAP to IFRS had the following impact on the group:

•	Profit before taxation increased by £127.7 million for the year ended 31 March 2005 principally due to the cessation of amortisation of goodwill (increasing profit before tax by £117.5 million). The sum of the other adjustments resulted in a 1% increase in profit before tax*;

•	Earnings per share* reduced by 0.42 pence;

•	Net assets reduced by £80.6 million as at 31 March 2005 mainly as a result of the recognition of the deficit on the group’s pension schemes, net of deferred tax, partially offset by the cessation of goodwill amortisation;

•	Net debt under IFRS increased by £159.3 million to £4,306.3 million as a result of the inclusion of additional finance lease obligations on the balance sheet. Whilst this impacts on what is reported as net debt, underlying cash flows are unaffected.

*	Excluding goodwill amortisation and exceptional item

The financial information on pages 9 to 21 has been audited and the independent auditors’ report is set out on page 22.

The main accounting changes introduced by IFRS, for the year ended 31 March 2005, which are discussed in more detail below are:

•	IAS 10 Events After the Balance Sheet Date

•	IAS 12 Income Taxes

•	IAS 16 Property, Plant and Equipment

•	IAS 17 Leases

•	IAS 19 Employee Benefits

•	IAS 36 Impairment of Assets

•	IFRS 2 Share-based Payment

•	IFRS 3 Business Combinations

In addition, IFRS requires a number of reclassifications to be made which changes the presentation of certain items of financial information but which have no impact on net assets.

The adoption of IAS 32 and IAS 39 will increase net assets at 1 April 2005 by £213 million to £4,170 million.

David Nish, Finance Director

24 May 2005

Scottishpower IFRS Transition Statement    3

IFRS Transition - Introduction

In June 2002, the EU adopted Regulations which require that the consolidated accounts of listed companies in the EU should, from 2005, be presented in accordance with EU-adopted IFRS and International Accounting Standards (“IAS”), collectively referred to below as ‘IFRS’.

ScottishPower is required to present its consolidated Accounts for the first time in accordance with IFRS for the financial year commencing 1 April 2005 and, from that date, the group’s Accounts will no longer be prepared in accordance with UK GAAP. The group’s first published quarterly Accounts prepared in accordance with IFRS will be those for the quarter ending 30 June 2005, due to be published in August 2005.

The US SEC has adopted amendments to Form 20-F to allow foreign private issuers such as ScottishPower, to provide in their SEC filings two years rather than three years of audited financial statements prepared on a consistent basis of accounting. The group has therefore decided to take advantage of this concession and adopt a transition date of 1 April 2004.

Overview of IFRS Reconciliations

Detailed reconciliations of the group’s income statement for the year ended 31 March 2005 and balance sheets as at 1 April 2004 (the group’s date of transition to IFRS) and 31 March 2005 under IFRS to the results and financial position previously reported under UK GAAP have been included to assist in understanding the nature and quantum of the differences between the two reporting bases. In addition, the group’s cash flow statement under IFRS for the year ended 31 March 2005, together with a narrative explanation of the main differences from UK GAAP, has also been provided. This IFRS financial information will form the basis of the comparative information which will be included in the group’s first Annual Accounts prepared in accordance with IFRS for the year ending 31 March 2006. The information on pages 9 to 21 has been audited and the independent auditors’ report is set out on page 22.

The financial information referred to above does not include any adjustments for IAS 32 and IAS 39 which are being applied by the group with effect from 1 April 2005 in accordance with the transitional arrangements set out in IFRS 1. Further information regarding the impact of these standards is contained on pages 25 to 31.

The effect of moving from UK GAAP to IFRS has increased group profit before taxation by £127.7 million for the year ended 31 March 2005 principally due to the cessation of amortisation of goodwill (increasing operating profit by £117.5 million). Earnings per share, before goodwill amortisation and exceptional item, reduced by 0.42 pence. The group’s net assets have reduced by £80.6 million as at 31 March 2005 mainly as a result of recognition of the assets and liabilities of the group’s pensions and other post-retirement benefits, net of deferred tax, offset by the cessation of goodwill amortisation. Net debt under IFRS increased by £159.3 million to £4,306.3 million, primarily as a result of the grossing up of £88.5 million of non-recourse debt relating to the group’s US finance lease arrangements which was included within debtors under UK GAAP, as the financing qualified for linked presentation. Additional finance lease obligations of £70.8 million have been recognised due to the recently issued IFRIC 4. Whilst this impacts on what is reported as net debt, cash flows are unaffected. Other than pensions and other post-retirement benefits and goodwill, the adjustments discussed below are not material.

The rules for first-time adoption of IFRS are contained within IFRS 1, which requires that the group should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. These policies are required to comply with IFRS effective at the reporting date of ScottishPower’s first published financial statements under IFRS as at 31 March 2006. Due to a number of new and revised Standards included within the Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the group’s first IFRS financial statements for the year ending 31 March 2006 may be subject to change.

On transition to IFRS, the group has taken advantage of the following exemptions contained within IFRS 1:

•	Business combinations: The group has elected not to restate business combinations accounted for prior to 1 April 2004, the group’s date of transition to IFRS. Acquisitions after this date, namely Damhead Creek and Brighton Power Station, have been restated to comply with IFRS 3 ‘Business Combinations’;

•	Revaluation as deemed cost: Manweb distribution assets, which were last revalued in 1997, have been deemed to be recorded at cost;

•	Employee benefits: The cumulative actuarial losses relating to pensions and other post-retirement benefits at the date of transition to IFRS have been recognised in retained earnings;

4    Scottishpower IFRS Transition Statement

•	Financial instruments: The group has elected not to prepare comparative information in accordance with IAS 32 and IAS 39. These standards will be applied with effect from 1 April 2005. Details of the group’s IAS 32 and IAS 39 opening position are presented within this statement; and

•	Share-based payment: The group has applied IFRS 2 ‘Share-based Payment’ to equity instruments granted after 7 November 2002 only.

The group has elected not to take advantage of the IFRS 1 exemption to reset the foreign currency translation reserve to zero at the date of transition to IFRS and has therefore transferred £484.6 million from retained earnings to the newly created translation reserve. This represents the benefit of our balance sheet hedging strategy which will be reflected in the group’s income statement on completion of the sale of PacifiCorp.

Overview of Other IFRS Information

The group’s IFRS accounting policies as they have applied for the year ended 31 March 2005 are set out on pages 9 to 17. These accounting policies have been adopted based on all IFRS and IFRIC interpretations issued by the IASB as at the date of this report and which have either been approved by the EU or are more likely than not to be approved by the EU by the time the group prepares its first annual Accounts in accordance with IFRS for the year ending 31 March 2006. In particular, this assumes that the EU will adopt revised IAS 19 (2004) ‘Employee Benefits’ issued by the IASB in December 2004 and IFRIC 4. It also assumes that the EU will not adopt IFRIC 3 in its current form.

In addition, selected unaudited financial income statement data for the three months ended 30 June 2004, the six months ended 30 September 2004 and the nine months ended 31 December 2004 has been presented on page 27 to give further details of the comparative figures that will be published in each of the quarters during the year ending 31 March 2006.

Whilst these numbers do not include the impact of IAS 32 and IAS 39, which are being applied with effect from 1 April 2005, pages 25 to 31 provide further details of the impact of these standards on the group, including the IAS 32 and IAS 39 opening position at 1 April 2005. In addition, a summary of the IAS 32 and IAS 39 accounting policies are also provided for information.

IFRS Summary of Impact

Presentation of IFRS financial statements

In reconciling from UK GAAP to IFRS, the format of the Group Income Statement and the Group Balance Sheet have been adjusted to reflect reclassifications that would be required to comply with IAS 1 ‘Presentation of Financial Statements’. As the income statement forms part of the reconciliation from UK GAAP to IFRS, certain of the headings will not be required when the group reports its income statement under IFRS in its first full IFRS financial statements for the year ending 31 March 2006.

IFRS remeasurements

The remeasurement adjustments that have been made to the amounts previously reported under UK GAAP are discussed in detail below.

• Dividends

Under UK GAAP, dividends proposed after the balance sheet date are accrued in the balance sheet. Under IFRS, these dividends are not accrued until the date at which they are declared. This adjustment, which is merely a timing difference, has increased net assets by £139.4 million at 31 March 2005.

• Income taxes

Under UK GAAP, deferred tax is provided based on timing differences, whilst IFRS has a wider scope and requires deferred tax to be provided on all temporary differences. The group’s IFRS balance sheet as at 31 March 2005 includes a reduction in the deferred tax liability of £172.1 million, primarily relating to the recognition of a further deferred tax asset on the pension deficit of £177.9 million. In addition, the income tax expense for the financial year ended 31 March 2005 has increased by £13.0 million primarily as a result of an increase in the tax charge of £16.3 million due to the unwinding of temporary differences relating to previous acquisitions. This has led to a 1% increase in the group’s effective tax rate under IFRS compared to UK GAAP for the year ending 31 March 2005.

In accordance with the requirements of IFRS, additional deferred tax has been provided on the temporary differences arising on the acquisitions of Damhead Creek and Brighton Power Station as the recognition of assets and liabilities acquired at fair value differs to their tax base. This leads to additional deferred tax liabilities of £35.2 million being recognised under IFRS as at 31 March 2005.

Scottishpower IFRS Transition Statement    5

Under UK GAAP a deferred tax provision is made for tax which would arise on the remittance of the retained earnings of overseas subsidiaries, joint ventures and associated undertakings, only to the extent that dividends have been accrued as receivable or there is a binding agreement to distribute past earnings. IFRS requires deferred tax to be recognised on all retained earnings whose distribution is not within the control of the group or whose distribution is likely in the foreseeable future, irrespective of whether dividends have actually been accrued or declared. As the group has met the two conditions within IAS 12 ‘Income Taxes’ for non-recognition of deferred tax on undistributed profits, no adjustment to the IFRS balance sheet has been made in this respect.

• Property, plant and equipment

Under UK GAAP, depreciation of property, plant and equipment is based on the cost or revalued amounts of the assets less the estimated residual value of the assets at the end of their useful economic lives. These residual values are based on prices prevailing at the time of acquisition or revaluation. Under IFRS, residual values are based on prices prevailing at each balance sheet date. Any changes in residual values impact the prospective depreciation charge. As a result of using updated residual values at 1 April 2004 on the transition to IFRS, the depreciation charge recognised under UK GAAP for the year ended 31 March 2005 has been reduced by £1.7 million.

• Leases

The group has finance leases where it acts as a lessor and funds these through non-recourse debt. Under UK GAAP, these are accounted for on a net cash investment basis and qualify for linked presentation whereby the non-recourse debt is offset against the receivable in accordance with FRS 5 ‘Reporting the Substance of Transactions’. Under IFRS, such leases are required to be accounted for as a receivable at an amount equal to the net investment in the lease and, unlike FRS 5, there is no concept of linked presentation in relation to non-recourse debt. The balance sheet has therefore been grossed up to present separately a finance lease receivable of £86.5 million and £88.5 million of non-recourse debt.

IFRIC 4 contains specific guidance on the identification of lease arrangements and is of particular relevance to the power industry. Adoption of IFRIC 4 is not mandatory for the group until 1 April 2006 but ScottishPower has, as permitted, adopted it from 1 April 2004 in order to assist comparability. The arrangements, which have been identified as leases under IFRIC 4, have been assessed against the criteria contained in IAS 17 ‘Leases’ to determine whether they should be categorised as operating or finance leases. This has resulted in an increase in net debt of £70.8 million as a result of the inclusion of these additional finance lease obligations.

The total impact of IAS 17 has therefore led to an increase in net debt of £159.3 million. Underlying cash flows are not affected.

• Employee benefits

Under UK GAAP, the group applied the provisions of SSAP 24 ‘Accounting for Pension Costs’ and provided detailed disclosures under FRS 17 ‘Retirement Benefits’ in accounting for pension and other post-retirement benefits.

Under IFRS, accounting for pensions and other post-retirement benefits is significantly different from SSAP 24 and reflects, at each balance sheet date, the surplus or deficit in the pension scheme and other post-retirement benefit obligations. The group has applied the provisions of revised IAS 19 (2004) and, as such, actuarial gains and losses relating to these arrangements are recorded directly in retained earnings and will be presented in the statement of recognised income and expense. The additional provision, before deferred tax, recognised under IFRS amounts to £501.7 million at 31 March 2005. This results in a net liability for retirement benefits of £635.5 million at 31 March 2005. The effect of adopting revised IAS 19 (2004) on the group’s income statement is to increase operating profit for the year ended 31 March 2005 by £14.3 million, reduce net finance costs by £0.6 million and hence increase profit before tax by £14.9 million. The resulting pensions and other post-retirement benefit costs for the year ended 31 March 2005, before the effect of capitalisation, are £69.0 million charged to operating profit and £0.2 million credited to net finance costs.

The level of costs for such arrangements will vary depending on, amongst other things, the benefits given to members and assumptions relating to interest rates, expected return on equities and mortality rates. As the balance sheet under IFRS reflects the deficit in the group’s pension schemes and other post-retirement benefit arrangements, changes in these amounts due to, amongst other things, changes in investment value, interest rates and actuarial assumptions, will impact reported net assets. The information regarding pensions has been previously disclosed in our Annual Report and Accounts. The group has decided not to adopt the “corridor” approach under IAS 19 and will continue to show the full surplus or deficit of the group’s pension schemes and other post-retirement benefit arrangements on the balance sheet going forward.

• Share-based payment

Under UK GAAP, the group accounts for its share and share option schemes based on an intrinsic value basis, except for the group’s Sharesave scheme which is excluded from these accounting requirements. Under IFRS, the Sharesave scheme is included, and application of the fair value model for assessing the value of share-based payments results in a different charge to the income statement. The impact of applying IFRS 2 has been to increase operating profit for the year ended 31 March 2005 by £0.4 million. The resulting cost for share-based payments in the year ended 31 March 2005 is £6.8 million. The cost is reduced compared to UK

6    Scottishpower IFRS Transition Statement

GAAP as IFRS 2 is only required to apply to share and share option awards granted after 7 November 2002. In future years, the cost of share schemes will increase under IFRS 2 as more awards come within the scope of the standard. The amount of future cost will vary depending on the nature of the group’s share and share option arrangements in those years.

• Goodwill

Under UK GAAP, goodwill is required to be amortised over its estimated useful economic life. On transition to IFRS, the balance of goodwill recognised under UK GAAP at that date is “frozen” and no future amortisation is charged. However, the goodwill is subject to a mandatory impairment test on at least an annual basis and otherwise if there is any indication of impairment. The goodwill amortisation of £117.5 million for the year ended 31 March 2005 has therefore been reversed in the income statement under IFRS. This, together with the consequential foreign exchange impact, is reflected in a balance of goodwill of £885.1 million at 31 March 2005 under IFRS compared to £765.2 million under UK GAAP.

• Impairment of goodwill

The goodwill associated with PacifiCorp has been reviewed for impairment under both UK GAAP and IFRS, as required where there is an indicator of impairment. This resulted in a charge for impairment under IFRS which is £5 million lower compared to the charge under UK GAAP, as a result of the lower net assets of PacifiCorp under IFRS.

On 24 May 2005 the group announced the sale of PacifiCorp. In the accounts for the year ended 31 March 2006 PacifiCorp will be classified as a discontinued operation under IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. This will result in the net income of PacifiCorp being disclosed as a single line item within the income statement, and the aggregation and separate disclosures of assets and liabilities on the balance sheet.

• Business combinations

The fair values attributed under IFRS to deferred tax and intangible assets on the acquisitions of Damhead Creek and Brighton Power Station differ from those under UK GAAP. Accordingly, the amount recognised for amortisation of the intangible assets under IFRS compared to UK GAAP is higher by £10 million and is included within Cost of sales.

IFRS reclassifications

In addition to the above, a number of reclassification adjustments have been made to the income statement and balance sheet. These have no effect on either net income or net assets. The principal reclassifications from UK GAAP to IFRS are:

• Associates / jointly controlled entities

Under UK GAAP, the group’s share of the operating profit, interest and taxation of associates and jointly controlled entities is required to be shown separately in the income statement. Under IFRS, the group’s share of the post-tax results of associates and jointly controlled entities is included within operating profit as the operations are closely related to those of the parent and other subsidiaries. Whilst profit for the financial year remains unchanged this has resulted in a £6.0 million decrease in operating profit for the year ended 31 March 2005.

• Intangible assets

Computer software – Under UK GAAP, capitalised computer software of £238.6 million is included within tangible fixed assets on the balance sheet as at 31 March 2005. Under IFRS, capitalised computer software is recorded as an intangible asset.

Hydroelectric relicensing costs – Under UK GAAP, hydroelectric relicensing costs of £62.5 million are included within the cost of the related hydroelectric asset as at 31 March 2005. Under IFRS, these costs are separately recorded as intangible assets.

Neither of the above reclassifications have an effect on the amortisation of these costs through the IFRS income statement for the year ended 31 March 2005 or going forward.

• Provisions

Under UK GAAP, provisions are required to be shown within one caption on the balance sheet. Under IFRS, provisions due within one year and those due after more than one year are required to be shown separately on the face of the balance sheet. Consequently, provisions due within one year of £80.1 million have been separately classified on the balance sheet.

• Foreign currency debt

Under UK GAAP, all debt denominated in foreign currencies has been retranslated using the exchange rate specified in the related hedge contract. IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ requires that all financial instruments be separately measured and presented at the closing balance sheet rate. As a result, foreign currency debt is translated at the closing exchange rate and the group’s related derivatives have been separately presented on the balance sheet rather than disclosing the net hedged position that exists under UK GAAP. Therefore, under IFRS, derivatives currently showing a gain as at 31 March 2005 of £37.5

Scottishpower IFRS Transition Statement    7

million and £11.6 million have been included within Non-current and Current trade and other receivables respectively. Derivatives currently showing a loss are valued at £2.7 million and £17.9 million and have been reclassified from Loans and other borrowings and included within Non-current and Current trade and other payables respectively. The group’s net debt calculation will be adjusted to take account of this change in presentation resulting in no change to reported net debt.

• Other

Balances relating to pensions and other post-retirement benefits, translation reserve, leases and current taxation have been shown separately on the face of the balance sheet prepared under IFRS. In addition, the current and non-current balance of trade and other receivables and finance lease receivables have been presented separately on the face of the balance sheet.

8    Scottishpower IFRS Transition Statement

IFRS Accounting Policies for the year ended 31 March 2005

The principal accounting policies applied in preparing the group’s consolidated IFRS financial information for the year ended 31 March 2005 are set out below. These are arranged to broadly follow the captions as they appear in the Group Income Statement and Group Balance Sheet. The principal accounting policies comprise the following:

A.	Basis of accounting

B.	Basis of consolidation

C.	Goodwill

D.	Foreign currencies

E.	Use of estimates

F.	Revenue

G.	Operating profit

H.	Taxation

I.	Intangible assets (excluding goodwill)

J.	Tangible fixed assets

K.	Borrowing costs

L.	Impairment of tangible and intangible assets (excluding goodwill)

M.	Mine reclamation and closure costs

N.	Decommissioning costs

O.	Leased assets

P.	Financial instruments

Q.	Inventories

R.	US regulatory assets

S.	Grants and contributions

T.	Pensions and other post-retirement benefits

U.	Share-based payments

V.	Environmental liabilities

A. Basis of accounting

The group’s consolidated reconciliation of UK GAAP to IFRS for the year ended 31 March 2005 has been prepared to describe the changes that will arise on transition from 1 April 2004. As such, it does not comprise a full set of financial statements that have been prepared to present fairly the results and financial position of the group in accordance with IFRS. The group’s IFRS accounting policies as they are applied for the year ended 31 March 2005 have been adopted on the basis of all IFRS issued by the International Accounting Standards Board (“IASB”) and which have either been endorsed by the European Union (“EU”) or where there is a reasonable expectation of endorsement by the EU by the time the group prepares its first annual Accounts in accordance with IFRS for the year ending 31 March 2006. In particular, this assumes that the EU will adopt revised IAS 19 (2004) ‘Employee Benefits’ issued by the IASB in December 2004 and International Financial Reporting Interpretations Committee (“IFRIC”) 4 ‘Determining Whether an Arrangement Contains a Lease’. It also assumes that the EU will not adopt IFRIC 3 ‘Emission Rights’ in its current form.

Due to the continuing work of the International Accounting Standards Board (“IASB”), further standards, amendments and interpretations could be applicable for the group’s Accounts for the year ending 31 March 2006 as practice is continuing to evolve. Consequently, the group’s accounting policies may change prior to the publication of those Accounts.

The group’s date of transition to IFRS was 1 April 2004. On transition to IFRS, the group has taken advantage of the following exemptions to assist groups with the transition process contained within IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’:

•	Business combinations: The group has elected not to restate business combinations accounted for prior to 1 April 2004, the group’s date of transition to IFRS. Acquisitions after this date, namely Damhead Creek and Brighton Power Station, have been restated to comply with IFRS 3 ‘Business Combinations’;

•	Revaluation as deemed cost: Manweb distribution assets, which were last revalued in 1997, have been deemed to be recorded at cost;

•	Employee benefits: The cumulative actuarial losses relating to pensions and other post-retirement benefits at date of transition to IFRS have been recognised in retained earnings;

•	Financial instruments: The group has elected not to prepare comparative information in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. These standards will be applied with effect from 1 April 2005; and

•	Share-based payment: The group has applied IFRS 2 ‘Share-based Payment’ to equity instruments granted after 7 November 2002.

Scottishpower IFRS Transition Statement    9

The group has elected not to take advantage of the IFRS 1 exemption to reset the translation reserve to zero at the date of transition to IFRS.

As permitted by IFRS 1, the standards relating to financial instruments, IAS 32 and IAS 39 are to be applied with effect from 1 April 2005. Therefore, the impact of these standards has not been included in the IFRS financial information set out on pages 16 to 21. The group has continued to use its previous UK GAAP accounting policies, as amended by IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ for financial instruments, as set out in accounting policy ‘P. Financial instruments’ below, in preparing the IFRS financial information for the year ended 31 March 2005.

B. Basis of consolidation

The group’s consolidated IFRS financial information for the year ended 31 March 2005 incorporates the financial information of the company and its subsidiaries to 31 March. Subsidiaries are those entities over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding that confers more than half of the voting rights. For commercial reasons certain subsidiaries have a different year end. The consolidated IFRS financial information includes the financial information of these subsidiaries as adjusted for material transactions in the period between the year ends and 31 March.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition. The cost of an acquisition is measured at the fair value of any assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognised. In accordance with the exemption permitted by IFRS 1, business combinations accounted for prior to the group’s date of transition to IFRS have not been restated to comply with IFRS 3.

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The consolidated IFRS financial information includes the group’s share of the post-tax results and net assets under IFRS of associates and jointly controlled entities using the equity method of accounting. Associates are all entities over which the group has significant influence, but not control, generally accompanying a shareholding that confers between 20% to 50% of the voting rights. Jointly controlled entities are those entities over which the group has joint control with one or more other parties and over which there has to be unanimous consent by all parties to the strategic, financial and operating decisions.

C. Goodwill

Goodwill represents the excess of the fair value of the purchase consideration over the group’s share of the fair value of the identifiable assets and liabilities of an acquired subsidiary, associate, jointly controlled entity or business at the date of acquisition.

Goodwill is recognised as an asset and reviewed for impairment at least annually and whenever there is an indicator of impairment. Goodwill is carried at cost less amortisation charged prior to the group’s transition to IFRS on 1 April 2004 less accumulated impairment losses. Any impairment is recognised in the period in which it is identified.

On disposal of a subsidiary, associate, jointly controlled entity or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions after 31 March 1998 but prior to the group’s date of transition to IFRS has been retained as an asset at the previous UK GAAP amounts as at that date. As required by IFRS 1, this goodwill was reviewed for impairment as at the date of transition to IFRS.

Goodwill arising on acquisitions prior to 1 April 1998 was written off against reserves under UK GAAP. It has not been reinstated as an asset on transition to IFRS as permitted by IFRS 1 and will not be included in determining any subsequent profit or loss on disposal.

D. Foreign currencies

Items included in the IFRS financial information for each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The group’s consolidated IFRS financial information is presented in sterling, which is the group’s presentational currency.

10    Scottishpower IFRS Transition Statement

The results and cash flows of overseas subsidiaries are translated to sterling at the average rate of exchange for each quarter of the financial year. The net assets of such subsidiaries and the goodwill arising on their acquisition are translated to sterling at the closing rate of exchange ruling at the balance sheet date.

Exchange differences which relate to the translation of overseas subsidiaries and to foreign currency borrowings and derivatives to the extent that they are effective net investment hedges are taken directly to the group’s translation reserve and are included in the statement of recognised income and expense. Such translation differences are recognised as income or as expense in the period in which the operation is disposed.

Cumulative translation differences in respect of the period prior to the group’s date of transition to IFRS have been transferred to the translation reserve, as required by IAS 21. These amounts will be included in the determination of any future gain or loss on disposal of the related operations.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate of exchange.

E. Use of estimates

The preparation of accounts in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Accounts and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

F. Revenue

Revenue comprises the sales value of energy and other services supplied to customers during the year and excludes Value Added Tax and intra-group sales. Revenue from the sale of energy is the value of units supplied during the year and includes an estimate of the value of units supplied to customers between the date of their last meter reading and the year end, based on external data supplied by the electricity and gas market settlement processes.

G. Operating profit

The group’s share of the post-tax results of associates and jointly controlled entities is included within operating profit as the operations are closely related to those of the parent and other subsidiaries.

H. Taxation

The group’s liability for current tax is calculated using the tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on the difference between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profits, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised, on a non-discounted basis, and is charged in the income statement, except where it relates to items charged or credited to equity via the statement of recognised income and expense, in which case the deferred tax is also dealt with in equity and is shown in the statement of recognised income and expense.

I. Intangible assets (excluding goodwill)

I1. Hydroelectric relicensing costs

Costs relating to the relicensing of the group’s hydroelectric plants are capitalised and amortised, generally on a straight-line basis, over the period of the license.

Scottishpower IFRS Transition Statement    11

I2. Computer software costs

The costs of acquired computer software costs are capitalised on the basis of the costs incurred to acquire and bring to use the specific software and are amortised over their operational lives. Costs directly associated with the development of computer software programmes that will probably generate economic benefits over a period in excess of one year are capitalised and amortised over their estimated operational lives. Costs include employee costs relating to software development and an appropriate proportion of directly attributable overheads.

I3. Emission allowances

The group recognises liabilities in respect of its obligations to deliver emission allowances to the extent that the allowances to be delivered exceed those previously acquired by the group, either by allocation from the government or a similar body or through purchase. Any liabilities recognised are measured based on the current estimates of the amounts that will be required to satisfy the net obligation.

This accounting policy is consistent with the group’s accounting policy previously applied under UK and US GAAP. It does not reflect the accounting rules contained within International Financial Reporting Interpretations Committee (“IFRIC”) 3 ‘Emission Rights’ as it is highly unlikely that the EU will endorse this IFRIC.

J. Tangible fixed assets

Tangible fixed assets are stated at cost (or ‘deemed cost’ as determined in accordance with the transitional provisions contained within IFRS 1) and are generally depreciated on the straight-line method to their residual values over their estimated operational lives. Tangible fixed assets include capitalised employee, interest and other costs that are directly attributable to construction of fixed assets. Reviews are undertaken annually of the estimated remaining lives and residual values of tangible fixed assets. Residual values are assessed based on prices prevailing at each balance sheet date. Land is not depreciated, except in the case of mines, as set out in accounting policy ‘M. Mine reclamation and closure costs’ below. The main depreciation periods used by the group are as set out below.

Years
Coal, oil-fired, gas and other generating stations	22 – 45
Hydro plant and machinery	20 – 100
Other buildings	40
Transmission and distribution plant	20 – 75
Towers, lines and underground cables	40 – 60
Vehicles, miscellaneous equipment and fittings	3 – 40

Repairs and maintenance costs are expensed during the period in which they are incurred.

K. Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of major qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognised in the income statement in the period in which they are incurred.

L. Impairment of tangible and intangible assets (excluding goodwill)

At each balance sheet date, the group reviews its tangible and intangible assets to determine whether there is any indication that those assets may have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash generating unit to which the asset belongs.

M. Mine reclamation and closure costs

Provision is made for mine reclamation and closure costs when an obligation arises out of events prior to the balance sheet date. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding tangible fixed asset is also created of an amount equal to the provision. This asset, together with the cost of the mine, is subsequently depreciated on a unit of production basis. The unwinding of the discount is included within finance costs.

12    Scottishpower IFRS Transition Statement

N. Decommissioning costs

Provision is made, on a discounted basis, for the estimated decommissioning costs at the end of the producing lives of the group’s power stations. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within finance costs.

O. Leased assets

O1. The group as lessee

Assets leased under finance leases where substantially all of the risks and rewards of ownership are transferred to the group, are capitalised and depreciated over the shorter of the lease periods and the estimated operational lives of the assets. The corresponding liability is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligations so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the group’s accounting policy on ‘Borrowing costs’. Rentals payable under operating leases, where a significant portion of the risks and rewards of ownership are retained by the lessors, are charged to the income statement on a straight-line basis over the period of the leases.

O2. The group as lessor

Rentals receivable under finance leases where substantially all of the risks and rewards of ownership are transferred to the lessee are allocated to accounting periods to give a constant periodic rate of return on the net investment in the lease in each period. The amounts due from lessees under finance leases are recorded in the balance sheet as a receivable at the amount of the net investment in the lease after making provisions for impairment of rentals receivable.

P. Financial instruments (UK GAAP policies as amended by IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ applied in the preparation of the consolidated IFRS financial information for the year ended 31 March 2005 – See ‘A. Basis of accounting’ above)

The accounting policies below, which have been applied in preparing the IFRS financial information for the year ended 31 March 2005, are those policies applied by the group under UK GAAP for the year then ended as amended for IAS 21. The group will adopt revised accounting policies for financial instruments prospectively from 1 April 2005, when it implements IAS 32 and IAS 39.

P1. Debt instruments

All borrowings are stated at the fair value of the consideration received after deduction of issue costs. The issue costs and interest payable on bonds are charged to the income statement at a constant rate over the life of the bond. Premiums or discounts arising on the early repayment of borrowings are recognised in the income statement as incurred or received.

Convertible bonds are presented as a single carrying amount within Non-current liabilities. Conversion is not anticipated and the finance cost is calculated on the assumption that the bonds will never be converted.

P2. Interest rate swaps/Forward rate agreements

These are used to manage debt interest rate exposures. Amounts payable or receivable in respect of these agreements are recognised as adjustments to interest expense over the period of the contracts. Where associated debt is not retired in conjunction with the termination of an interest swap, gains and losses are deferred and are amortised to interest expense over the remaining life of the associated debt to the extent that such debt remains outstanding.

P3. Interest rate caps/Swaptions/Options

Premiums received and payable on these contracts are amortised over the period of the contracts and are disclosed as interest income and expense. The accounting for interest rate caps and swaptions is otherwise in accordance with interest rate swaps detailed above.

P4. Cross-currency interest rate swaps

These are used both to hedge foreign exchange and interest rate exposures arising on foreign currency debt and to hedge overseas net investment in foreign operations. Where used to hedge debt issues, swaps currently showing a gain are included within Non-current assets or Current assets as appropriate and swaps currently showing a loss are included within Non-current liabilities or Current liabilities. The debt is recorded at the closing rate of exchange ruling at the balance sheet date and the accounting is otherwise in accordance with interest rate swaps detailed above. Where used to hedge overseas net investment, spot gains or losses are recorded on the balance sheet and in the statement of recognised income and expense, with interest recorded in the income statement.

Scottishpower IFRS Transition Statement    13

P5. Forward contracts

The group enters into forward contracts for the purchase and/or sale of foreign currencies in order to manage its exposure to fluctuations in currency rates and to hedge overseas net investment. Unrealised gains and losses on contracts hedging forecast transactions are not accounted for until the maturity of the contract. Foreign currency debtors and creditors are translated at the closing rate of exchange ruling at the balance sheet date. Spot gains or losses on hedges of the overseas net investments are recorded on the balance sheet and in the statement of recognised income and expense with the interest rate differential reflected in the income statement.

P6. Hydroelectric and temperature hedges

These instruments are used to hedge fluctuations in weather and temperature in the US. On a periodic basis, the group estimates and records a gain or loss in the income statement corresponding to the total expected future cash flows from these contracts.

P7. Commodity contracts

Where there is no physical delivery associated with commodity contracts, they are recorded at fair value on the balance sheet and movements are reflected through the income statement. Gas and electricity future contracts are undertaken for hedging and proprietary trading purposes. Where the instrument is a hedge, the fair values are initially reflected on the balance sheet and subsequently reflected through the income statement to match the recognition of the hedged item. Where the instrument is for proprietary trading, the fair values are reflected through the income statement.

Q. Inventories

Inventories are stated at the lower of average cost and net realisable value.

R. US regulatory assets

Statement of Financial Accounting Standard No. 71 ‘Accounting for the Effects of Certain Types of Regulation’ (“FAS 71”) establishes US GAAP for utilities in the US whose regulators have the power to approve and/or regulate rates that may be charged to customers. FAS 71 provides that regulatory assets may be capitalised if it is probable that future revenue in an amount at least equal to the capitalised costs will result from the inclusion of that cost in allowable costs for ratemaking purposes. Due to the different regulatory environment, no equivalent IFRS exists.

S. Grants and contributions

Capital grants and customer contributions in respect of additions to fixed assets are treated as deferred income within Non-current liabilities and released to the income statement over the estimated operational lives of the related assets.

T. Pensions and other post-retirement benefits

The group provides pensions through defined benefit schemes. The cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur and are shown in the statement of recognised income and expense. The current service cost element of the pension charge is deducted in arriving at operating profit. The expected return on pension scheme assets and interest on pension scheme liabilities are included within finance income and finance costs. The retirement benefits obligation recognised in the balance sheet represents the net deficit in the group’s defined pension schemes together with the net deficit in the group’s other post-retirement benefit arrangements, principally healthcare benefits, which are accounted for on a similar basis to the group’s defined benefit pension schemes.

U. Share-based payments

IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 in accordance with the transitional provisions of the standard. The group issues equity-settled share-based payments to certain employees under the terms of the group’s various employee share and share option schemes. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on an estimate of the shares that will ultimately vest.

Fair value is measured by use of a Monte Carlo simulation method in respect of the group’s Long Term Incentive Plan and the binomial method for the group’s other share schemes. The expected lives used in the models have been adjusted for estimates of the effects of non-transferability, exercise restrictions and behavioural considerations.

14    Scottishpower IFRS Transition Statement

Own shares held under trust for the group’s employee share schemes are deducted in arriving at shareholders’ equity. Purchases and sales of own shares are disclosed as changes in shareholders’ equity.

V. Environmental liabilities

Provision for environmental liabilities is made when expenditure on remedial work is probable and the group is obliged, either legally or constructively through its environmental policies, to undertake such work. Where the amount is expected to be incurred over the long-term, the amount recognised is the present value of the estimated future expenditure and the unwinding of the discount is included within finance costs.

Scottishpower IFRS Transition Statement    15

Reconciliation of the Group Profit and Loss Account under UK GAAP to the Group Income Statement under IFRS for the year ended 31 March 2005

				IFRS remeasurements
	UK GAAP £m		IFRS reclassifications £m	Dividends IAS 10 £m	Income taxes IAS 12 £m	Property, plant and equipment IAS 16 £m	Leases IAS 17/ IFRIC 4 £m	Employee benefits IAS 19 £m	Impairment IAS 36 £m	Share-based payments IFRS 2 £m	Business combinations IFRS 3 £m	Goodwill IFRS 3 £m	IFRS £m
Revenue	6,848.8		(2.9)	—	—	—	—	—	—	—	—	—	6,845.9
Cost of sales	(4,567.2)		—	—	—	—	7.2	—	—	—	(10.0)	—	(4,570.0)

Gross profit	2,281.6		(2.9)	—	—	—	7.2	—	—	—	(10.0)	—	2,275.9
Transmission and distribution costs	(606.2)		—	—	—	1.3	0.1	—	—	—	—	—	(604.8)
Administrative expenses before goodwill amortisation and exceptional item	(511.3)		—	—	—	0.4	—	14.3	—	0.4	—	—	(496.2)
Goodwill amortisation	(117.5)		—	—	—	—	—	—	—	—	—	117.5	—
Exceptional item – impairment of goodwill	(927.0)		—	—	—	—	—	—	5.0	—	—	—	(922.0)
Administrative expenses	(1,555.8)		—	—	—	0.4	—	14.3	5.0	0.4	—	117.5	(1,418.2)
Other operating income	33.0		—	—	—	—	—	—	—	—	—	—	33.0

Operating profit before associates and jointly controlled entities	152.6		(2.9)	—	—	1.7	7.3	14.3	5.0	0.4	(10.0)	117.5	285.9
Share of profit of associates	3.8		(1.6)	—	—	—	—	—	—	—	—	—	2.2
Share of profit/(loss) of jointly controlled entities	2.2		(4.4)	—	—	—	—	—	—	—	—	—	(2.2)
Operating profit before goodwill amortisation and exceptional item	1,203.1		(8.9)	—	—	1.7	7.3	14.3	—	0.4	(10.0)	—	1,207.9
Goodwill amortisation	(117.5)		—	—	—	—	—	—	—	—	—	117.5	—
Exceptional item – impairment of goodwill	(927.0)		—	—	—	—	—	—	5.0	—	—	—	(922.0)
Operating profit	158.6		(8.9)	—	—	1.7	7.3	14.3	5.0	0.4	(10.0)	117.5	285.9

Finance income	150.2		33.3	—	—	—	9.4	142.7	—	—	—	—	335.6
Finance costs	(338.1)		(26.2)	—	—	—	(16.7)	(142.1)	—	—	—	—	(523.1)

Net finance costs	(187.9)		7.1	—	—	—	(7.3)	0.6	—	—	—	—	(187.5)
Profit on ordinary activities before goodwill amortisation, exceptional item and taxation	1,015.2		(1.8)	—	—	1.7	—	14.9	—	0.4	(10.0)	—	1,020.4
Goodwill amortisation	(117.5)		—	—	—	—	—	—	—	—	—	117.5	—
Exceptional item – impairment of goodwill	(927.0)		—	—	—	—	—	—	5.0	—	—	—	(922.0)
(Loss)/profit before taxation	(29.3)		(1.8)	—	—	1.7	—	14.9	5.0	0.4	(10.0)	117.5	98.4
Income tax expense	(274.1)		1.8	—	(16.3)	(0.5)	4.1	(5.1)	—	—	3.0	—	(287.1)

Loss after taxation	(303.4)		—	—	(16.3)	1.2	4.1	9.8	5.0	0.4	(7.0)	117.5	(188.7)
Minority interests
– equity	(1.3)		—	—	—	—	—	—	—	—	—	—	(1.3)
– non-equity	(3.4)		—	—	—	—	—	—	—	—	—	—	(3.4)

Loss for the financial year	(308.1)		—	—	(16.3)	1.2	4.1	9.8	5.0	0.4	(7.0)	117.5	(193.4)
Dividends	(412.6)		—	26.5	—	—	—	—	—	—	—	—	(386.1)

Transferred from reserves	(720.7)		—	26.5	(16.3)	1.2	4.1	9.8	5.0	0.4	(7.0)	117.5	(579.5)

Loss per ordinary share	(16.83	)p											(10.56	)p
Adjusting items
– goodwill amortisation	6.42	p											—
– exceptional item – impairment of goodwill	50.63	p											50.36	p

Earnings per ordinary share before goodwill amortisation and exceptional item	40.22	p											39.80	p

Diluted loss per ordinary share	(15.41	)p											(9.46	)p

16    Scottishpower IFRS Transition Statement

Reconciliation of the Group Balance Sheet under UK GAAP to IFRS as at 1 April 2004

IFRS remeasurements
UK GAAP £m	IFRS reclassifications £m	Dividends IAS 10 £m	Income taxes IAS 12 £m	Leases IAS 17/ IFRIC 4 £m	Employee benefits IAS 19 £m	IFRS £m
Non-current assets
Intangible assets
– goodwill	1,855.9	—	—	—	—	—	1,855.9
– other intangible assets	—	306.5	—	—	—	—	306.5
Property, plant and equipment	8,756.6	(306.5)	—	—	54.7	(13.2)	8,491.6
Investments accounted for using the equity method	65.0	—	—	—	—	—	65.0
Other investments	129.8	—	—	—	—	—	129.8
Trade and other receivables	—	78.0	—	—	—	—	78.0
Finance lease receivables	—	82.5	—	—	93.2	—	175.7

Non-current assets	10,807.3	160.5	—	—	147.9	(13.2)	11,102.5

Current assets
Inventories	185.5	—	—	—	—	—	185.5
Trade and other receivables	1,466.7	(129.7)	—	—	—	—	1,337.0
Finance lease receivables	—	12.3	—	—	13.9	—	26.2
Cash and cash equivalents	1,347.3	—	—	—	—	—	1,347.3

Current assets	2,999.5	(117.4)	—	—	13.9	—	2,896.0

Total assets	13,806.8	43.1	—	—	161.8	(13.2)	13,998.5

Current liabilities
Loans and other borrowings	(410.7)	(0.4)	—	—	—	—	(411.1)
Obligations under finance leases	—	—	—	—	(18.9)	—	(18.9)
Trade and other payables	(1,658.7)	248.9	112.9	—	—	—	(1,296.9)
Current tax liabilities	—	(237.7)	—	—	—	—	(237.7)
Short-term provisions	—	(84.7)	—	—	—	—	(84.7)

Current liabilities	(2,069.4)	(73.9)	112.9	—	(18.9)	—	(2,049.3)

Non-current liabilities
Loans and other borrowings (including convertible bonds)	(4,661.1)	(10.1)	—	—	—	—	(4,671.2)
Obligations under finance leases	—	(15.0)	—	—	(166.2)	—	(181.2)
Trade and other payables	—	(17.6)	—	—	—	—	(17.6)
Retirement benefit obligations	—	(152.1)	—	—	—	(465.0)	(617.1)
Deferred tax liabilities	(1,242.2)	—	—	25.4	19.2	167.0	(1,030.6)
Long-term provisions	(504.5)	225.6	—	—	—	—	(278.9)
Deferred income	(577.8)	—	—	—	—	—	(577.8)

Non-current liabilities	(6,985.6)	30.8	—	25.4	(147.0)	(298.0)	(7,374.4)

Total liabilities	(9,055.0)	(43.1)	112.9	25.4	(165.9)	(298.0)	(9,423.7)

Net assets	4,751.8	—	112.9	25.4	(4.1)	(311.2)	4,574.8

Equity
Share capital	929.8	—	—	—	—	—	929.8
Share premium	2,275.7	—	—	—	—	—	2,275.7
Revaluation reserve	41.6	(41.6)	—	—	—	—	—
Capital redemption reserve	18.3	—	—	—	—	—	18.3
Merger reserve	406.4	—	—	—	—	—	406.4
Translation reserve	—	484.6	—	—	—	—	484.6
Retained earnings	1,019.1	(443.0)	112.9	25.4	(4.1)	(311.2)	399.1

Equity attributable to equity holders of Scottish Power plc	4,690.9	—	112.9	25.4	(4.1)	(311.2)	4,513.9
Minority interests
– equity	3.1	—	—	—	—	—	3.1
– non-equity	57.8	—	—	—	—	—	57.8

Total equity	4,751.8	—	112.9	25.4	(4.1)	(311.2)	4,574.8

Net asset value per ordinary share	256.2	p	246.6	p

Scottishpower IFRS Transition Statement    17

Reconciliation of the Group Balance Sheet under UK GAAP to IFRS as at 31 March 2005

IFRS remeasurements
UK GAAP £m	IFRS reclassifications £m	Dividends IAS 10 £m	Income taxes IAS 12 £m	Property, plant and equipment IAS 16 £m	Leases IAS 17/ IFRIC 4 £m	Employee benefits IAS 19 £m	Impairment IAS 36 £m	Business combinations IFRS 3 £m	Goodwill IFRS 3 £m	IFRS £m
Non-current assets
Intangible assets
– goodwill	765.2	—	—	—	—	—	—	5.0	—	114.9	885.1
– other intangible assets	80.2	301.1	—	—	—	—	—	—	28.2	—	409.5
Property, plant and equipment	9,602.8	(301.1)	—	—	1.7	48.9	(17.4)	—	—	—	9,334.9
Investments accounted for using the equity method	53.1	—	—	—	—	—	—	—	—	—	53.1
Other investments	120.3	—	—	—	—	—	—	—	—	—	120.3
Trade and other receivables	—	56.2	—	—	—	—	—	—	—	—	56.2
Finance lease receivables	—	80.8	—	—	—	77.6	—	—	—	—	158.4

Non-current assets	10,621.6	137.0	—	—	1.7	126.5	(17.4)	5.0	28.2	114.9	11,017.5

Current assets
Inventories	185.4	—	—	—	—	—	—	—	—	—	185.4
Trade and other receivables	1,791.3	(115.8)	—	—	—	—	—	—	—	—	1,675.5
Finance lease receivables	—	7.3	—	—	—	10.0	—	—	—	—	17.3
Cash and cash equivalents	1,747.8	—	—	—	—	—	—	—	—	—	1,747.8

Current assets	3,724.5	(108.5)	—	—	—	10.0	—	—	—	—	3,626.0

Total assets	14,346.1	28.5	—	—	1.7	136.5	(17.4)	5.0	28.2	114.9	14,643.5

Current liabilities
Loans and other borrowings	(553.4)	6.3	—	—	—	—	—	—	—	—	(547.1)
Obligations under finance leases	—	—	—	—	—	(14.5)	—	—	—	—	(14.5)
Trade and other payables	(2,110.5)	338.2	139.4	—	—	—	—	—	—	—	(1,632.9)
Current tax liabilities	—	(338.9)	—	—	—	—	—	—	—	—	(338.9)
Short-term provisions	—	(80.1)	—	—	—	—	—	—	—	—	(80.1)

Current liabilities	(2,663.9)	(74.5)	139.4	—	—	(14.5)	—	—	—	—	(2,613.5)

Non-current liabilities
Loans and other borrowings (including convertible bonds)	(5,341.4)	(20.8)	—	—	—	—	—	—	—	—	(5,362.2)
Obligations under finance leases	—	(14.0)	—	—	—	(144.8)	—	—	—	—	(158.8)
Trade and other payables	—	(2.7)	—	—	—	—	—	—	—	—	(2.7)
Retirement benefit obligations	—	(133.8)	—	—	—	—	(501.7)	—	—	—	(635.5)
Deferred tax liabilities	(1,333.5)	—	—	7.0	(0.5)	22.9	177.9	—	(35.2)	—	(1,161.4)
Long-term provisions	(399.5)	217.3	—	—	—	—	—	—	—	—	(182.2)
Deferred income	(570.1)	—	—	—	—	—	—	—	—	—	(570.1)

Non-current liabilities	(7,644.5)	46.0	—	7.0	(0.5)	(121.9)	(323.8)	—	(35.2)	—	(8,072.9)

Total liabilities	(10,308.4)	(28.5)	139.4	7.0	(0.5)	(136.4)	(323.8)	—	(35.2)	—	(10,686.4)

Net assets	4,037.7	—	139.4	7.0	1.2	0.1	(341.2)	5.0	(7.0)	114.9	3,957.1

Equity
Share capital	932.7	—	—	—	—	—	—	—	—	—	932.7
Share premium	2,294.7	—	—	—	—	—	—	—	—	—	2,294.7
Revaluation reserve	45.5	(39.7)	—	—	—	—	—	—	—	—	5.8
Capital redemption reserve	18.3	—	—	—	—	—	—	—	—	—	18.3
Merger reserve	406.4	—	—	—	—	—	—	—	—	—	406.4
Translation reserve	—	484.6	—	(2.1)	—	0.1	4.6	—	—	(2.6)	484.6
Retained earnings	284.4	(444.9)	139.4	9.1	1.2	—	(345.8)	5.0	(7.0)	117.5	(241.1)

Equity attributable to equity holders of Scottish Power plc	3,982.0	—	139.4	7.0	1.2	0.1	(341.2)	5.0	(7.0)	114.9	3,901.4
Minority interests
– equity	2.9	—	—	—	—	—	—	—	—	—	2.9
– non-equity	52.8	—	—	—	—	—	—	—	—	—	52.8

Total equity	4,037.7	—	139.4	7.0	1.2	0.1	(341.2)	5.0	(7.0)	114.9	3,957.1

Net asset value per ordinary share	217.3	p	212.9	p

18    Scottishpower IFRS Transition Statement

Notes to Income Statement Reclassifications

Certain income statement items, previously reported under UK GAAP, have been reclassified to comply with the format of the group’s Accounts as presented under IFRS. The reclassifications below do not have any effect on the group’s previously reported net income.

(i) IAS 28/31 – Associates/jointly controlled entities

The group’s share of the operating profit, interest and tax of associates and jointly controlled entities has been combined and disclosed on one line as share of profits of associates and jointly controlled entities in accordance with IAS 28 and IAS 31.

(ii) IAS 17 – Leases

Net income in relation to finance leases in the US of £2.9 million has been reclassified from revenue to finance income (£33.3 million) and finance costs (£30.4 million) in accordance with IAS 17. Under UK GAAP, these are accounted for on a net cash investment basis and qualify for linked presentation under FRS 5.

Notes to Balance Sheet Reclassifications

Certain balances, previously reported under UK GAAP, have been reclassified to comply with the format of the group’s Accounts as presented under IFRS. None of these reclassifications have any effect on the group’s previously reported net assets or shareholders’ funds.

(i) IAS 1 – Presentation of financial statements

Trade and other receivables falling due after more than one year of £18.7 million (2004 £35.3 million), previously reported as part of Current assets, have been reclassified and included within Non-current assets.

Finance lease receivables falling due after more than one year of £80.8 million (2004 £82.5 million), previously reported as part of Current assets, have been reclassified and included within Non-current assets.

Finance lease receivables due within one year of £7.3 million (2004 £12.3 million), previously included within Trade and other receivables, have been shown separately on the face of the balance sheet.

Provisions for liabilities and charges due within one year of £80.1 million (2004 £84.7 million), previously presented within Non-current liabilities, have been reclassified and shown within Current liabilities.

Obligations under finance leases of £14.0 million (2004 £15.0 million), previously presented within Loans and other borrowings, have been shown separately on the face of the balance sheet.

(ii) IAS 12 – Income taxes

Current corporate tax balances of £338.9 million (2004 £237.7 million), previously included within Trade and other payables falling due within one year, have been shown separately on the face of the balance sheet.

(iii) IAS 19 – Employee benefits

Pensions and other post-retirement benefits of £133.8 million (2004 £152.1 million), previously included within Provisions for liabilities and charges, Trade and other payables and Trade and other receivables, have been shown separately on the face of the balance sheet. Although this separate presentation is not required by IAS 19 ‘Employee Benefits’, this presentation has been adopted in view of the significance of these balances as accounted for under IAS 19.

(iv) IAS 21 – The effects of Changes in Foreign Exchange Rates

Cumulative exchange gains and losses of £484.6 million (2004 £484.6 million), net of related hedging gains and losses and taxation, are required by IAS 21 to be shown as a separate reserve on the face of the balance sheet. These were previously included within retained earnings.

Under IAS 21, all financial instruments are required to be separately measured and presented at the closing balance sheet rate whereas UK GAAP permitted the use of the exchange rate specified in the contract. As a result, foreign currency debt is translated at the closing exchange rate and the group’s related derivatives have been separately presented on the balance sheet rather than disclosing the net hedge position that exists under UK GAAP. Derivatives currently showing a gain of £37.5 million (2004 £42.7 million) and £11.6 million (2004 £0.4 million) have been included within Non-current and Current trade and other receivables respectively. Those derivatives currently showing a loss of £2.7 million (2004 £17.6 million) and £17.9 million (2004 £nil) have been reclassified from Loans and other borrowings and included within Non-current and Current trade and other payables respectively.

(v) IAS 38 – Intangible assets

Certain Non-current assets, being capitalised software of £238.6 million (2004 £260.9 million) and hydroelectric relicensing costs of £62.5 million (2004 £45.6 million), previously included within tangible assets have been reclassified as Intangible assets as required by IAS 38.

(vi) IFRS 1 – First-time adoption of IFRS

The revaluation reserve of £39.7 million (2004 £41.6 million), previously recognised in respect of the revaluation of the group’s Manweb distribution assets has been reclassified to retained earnings. IFRS permits previously revalued tangible assets to be recognised at deemed cost at the date of the group’s transition to IFRS. The group has applied this exemption in preparing its balance sheet in accordance with IFRS.

The group has elected not to take advantage of the IFRS 1 exemption to reset the translation reserve to zero at the date of the transition.

Scottishpower IFRS Transition Statement    19

Notes to IFRS Remeasurements

The IFRS remeasurements do not include any adjustments for IAS 32 and IAS 39 which are being applied by the group prospectively from 1 April 2005 in accordance with the exemptions set out in IFRS 1.

(i) IAS 10 – Events after the balance sheet date

Dividends in respect of the group’s ordinary shares declared after the balance sheet date are not accrued in the balance sheet as required by IAS 10.

Previously, under UK GAAP, such dividends were accrued in the balance sheet.

(ii) IAS 12 – Income taxes

Under UK GAAP, deferred tax is provided based on timing differences, whilst IFRS has a wider scope and requires deferred tax to be provided on all temporary differences.

In accordance with the requirements of IFRS, additional deferred tax has been provided on the temporary difference arising on acquisitions where the assets and liabilities acquired at fair value differ to their tax base.

(iii) IAS 16 – Property, plant and equipment

The group calculates its depreciation charge in respect of property, plant and equipment based on cost less estimated residual values at current prices as required by IAS 16.

Previously, under UK GAAP, the group calculated its depreciation charge for property, plant and equipment based on cost or revalued amounts less estimated residual values at prices prevailing at the time of the initial recognition of the asset or subsequent revaluation.

(iv) IAS 17/IFRIC 4 – Leases

The group has finance leases where it acts as a lessor and funds these through non-recourse debt. Under UK GAAP, these are accounted for on a net cash investment basis and qualify for linked presentation whereby the non-recourse debt is offset against the receivable in accordance with FRS 5 ‘Reporting the Substance of Transactions’. Under IFRS, such leases are required to be accounted for as a receivable at an amount equal to the net investment in the lease and, unlike FRS 5, there is no concept of linked presentation in relation to non-recourse debt. The effect of this adjustment is to present separately a finance lease receivable of £86.5 million (2004 £106.3 million) and £88.5 million (2004 £109.4 million) of non-recourse debt. Income from finance leases increased by £4.9 million, net of a tax credit of £3.7 million for the year ended 31 March 2005.

IFRIC 4 contains specific guidance on the identification of lease arrangements. The arrangements have been assessed against the criteria contained in IAS 17 to determine whether the leases should be categorised as operating or financing. As a consequence, new finance lease arrangements have been recognised on the balance sheet, resulting in the recognition of additional Property, plant & equipment of £48.9 million (2004 £54.7 million) and additional obligations under finance leases of £70.8 million (2004 £75.7 million). Profit before tax reduced by £1.2 million for the year ended 31 March 2005.

(v) IAS 19 – Employee benefits

Pensions and other post-retirement benefits have been accounted for in accordance with IAS 19. The group’s accounting policy for pensions and other post-retirement benefits requires separate recognition of the operating and financing costs of defined benefit pension schemes and other post-retirement benefit arrangements in the income statement. IAS 19 permits a number of options for the recognition of actuarial gains and losses relating to defined benefit pension schemes and other post-retirement benefits. The group’s accounting policy is to recognise any actuarial gains and losses in full immediately in the statement of recognised income and expense. Accordingly the pension scheme deficits and the obligations relating to other post-retirement benefits are included as liabilities in the balance sheet.

Previously, under UK GAAP, the group’s policy was to recognise a charge for its defined benefit pension schemes and other post-retirement benefits in arriving at operating profit. This cost comprised the regular cost of providing pensions and other post-retirement benefits and a charge or credit relating to the amortisation of actuarial gains and losses over the average remaining service lives of the employees covered by the relevant arrangements. The difference between the cumulative charge for pensions and other post-retirement benefits and the cumulative contributions paid in respect of those arrangements was previously recognised as an asset or liability in the balance sheet.

(vi) IAS 36 – Impairment

The goodwill associated with PacifiCorp has been reviewed for impairment under both UK GAAP and IFRS, as required where there is an indicator of impairment. This resulted in a charge for impairment under IFRS which is £5.0 million lower compared to the charge under UK GAAP, as a result of the lower net assets of PacifiCorp under IFRS.

(vii) IFRS 2 – Share-based payments

The group’s employee share and share option schemes have been accounted for in accordance with IFRS 2 ‘Share-based payments’. This requires that a charge be recognised, using a fair value model, for all of the group’s share and share option schemes.

Previously under UK GAAP, the group accounted for the cost for certain of its share and share option schemes based on an intrinsic value model.

(viii) IFRS 3 – Business combinations

Under UK GAAP, goodwill is required to be amortised over its estimated useful economic life. On transition to IFRS, the balance of goodwill recognised under UK GAAP at that date is “frozen” and no future amortisation is charged.

Under IFRS 3, the fair values attributed to deferred tax and intangible assets on acquisitions differ from those under UK GAAP.

20    Scottishpower IFRS Transition Statement

Group Cash Flow Statement under IFRS for the year ended 31 March 2005

The consolidated statement of cash flows prepared in accordance with FRS 1 ‘Cash flow statements’ (Revised) presents substantially the same information as that required under IFRS. Under IFRS, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cash flows are presented separately for operating activities, dividends received from joint ventures, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisition and disposals, equity dividends paid, management of liquid resources and financing. Under IFRS, only three categories of cash flow activity are reported: operating activities, investing activities and financing activities.

Under IFRS, items which under UK GAAP would be included within management of liquid resources fall within the definition of cash and cash equivalents.

The requirements of IAS 38 state that certain non-current assets, namely capitalised software and hydroelectric relicensing costs, previously included within tangible assets, are reclassified as intangible assets. This has resulted in £54.6 million being reclassified from the purchase of property, plant and equipment to the purchase of intangible assets. A further £1.2 million has been reclassified from the purchase of property, plant and equipment to the proceeds from the sale of intangible assets.

IFRIC 4 contains guidance on the identification of lease arrangements. The group’s arrangements have been assessed against the criteria contained in IAS 17 to determine, firstly, whether any arrangements qualify for lease accounting and, secondly, whether the leases should be categorised as operating or finance leases. The identification of additional finance leases has resulted in £11.7 million being reclassified from cash generated from operations to interest paid (£8.8 million) and proceeds from borrowings (£2.9 million).

The consolidated statement of cash flows under IFRS is set out below:

2005 £m
Operating activities
Cash generated from operations	1,274.8
Dividends received from jointly controlled entities	2.0
Interest paid	(276.7)
Interest received	152.5
Income taxes paid	(99.3)

Net cash from operating activities	1,053.3

Investing activities
Purchase of property, plant and equipment	(885.2)
Deferred income received	51.3
Deferred income paid	(37.3)
Purchase of intangible assets	(53.4)
Proceeds from sale of property, plant and equipment	21.8
Purchase of fixed asset investments	14.8
Purchase of subsidiaries	(343.6)
Sale of business and subsidiaries	(7.5)

Net cash used in investing activities	(1,239.1)

Financing activities
Issue of share capital	21.9
Redemption of preferred stock of PacifiCorp	(4.1)
Dividends paid to company’s equity holders	(386.1)
Dividends paid to minority interests	(4.3)
Maturity of net investment hedging derivatives	140.0
Cancellation of cross-currency swaps	92.0
Repricing of cross-currency swaps	—
Net purchase of own shares held under trust	(23.1)
Proceeds from borrowings	750.4

Net cash from financing activities	586.7

Net increase in cash and cash equivalents	400.9

Cash and cash equivalents at beginning of financial year	1,327.2
Net increase in cash and cash equivalents	400.9
Effect of foreign exchange rate changes	(0.8)

Cash and cash equivalents at end of financial year	1,727.3

Scottishpower IFRS Transition Statement    21

Independent Auditors’ Report

Special Purpose Audit Report of PricewaterhouseCoopers LLP to Scottish Power plc on its International Financial Reporting Standards (IFRS) Financial Information

We have audited the accompanying consolidated Reconciliation of the Group Balance Sheet under UK GAAP to IFRS of Scottish Power plc (‘the Company’) and its subsidiaries (hereinafter referred to as ‘the Group’) as at 1 April 2004 and 31 March 2005, the related consolidated Reconciliation of the Group Profit and Loss Account under UK GAAP to the Group Income Statement under IFRS and consolidated Group Cash Flow Statement under IFRS for the year ended 31 March 2005, and the related notes including the IFRS Accounting Policies for the year ended 31 March 2005 (hereinafter referred to as ‘the IFRS financial information’).

The IFRS financial information as at 1 April 2004 and for the year ended 31 March 2005 has been prepared by the Group as part of its transition to IFRS and as described in Note A ‘Basis of accounting’ set out in the IFRS Accounting Policies for the year ended 31 March 2005 to establish the financial position, and results of operations of the Group to provide the comparative financial information expected to be included in the first complete set of consolidated IFRS financial statements of the Group for the year ended 31 March 2006.

Respective responsibilities of Directors and PricewaterhouseCoopers LLP

The directors of the Company are responsible for the preparation of the IFRS financial information which has been prepared as part of the Group’s transition to IFRS.

Our responsibilities, as independent auditors, are established in the United Kingdom by the Auditing Practices Board, our profession’s ethical guidance and the terms of our engagement.

Under the terms of engagement we are required to report to you our opinion as to whether the IFRS financial information has been prepared, in all material respects, in accordance with Note A ‘Basis of accounting’ and the accounting policies set out in the IFRS Accounting Policies for the year ended 31 March 2005.

This report, including the opinion, has been prepared for, and only for, the Group for the purposes of assisting with the Group’s transition to IFRS and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We read the other information included with the IFRS financial information and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the IFRS financial information. The other information comprises only the sections headed ‘Overview of IFRS Reconciliations’ and ‘IFRS Summary of Impact’.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS financial information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the IFRS financial information, and of whether the accounting policies are appropriate to the Group’s circumstances and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the IFRS financial information.

Emphasis of matter

Without qualifying our opinion, we draw your attention to the fact that the IFRS financial information may require adjustment before its inclusion as comparative information in the Group’s first set of consolidated IFRS financial statements for the year ending 31 March 2006. This is because Standards currently in issue and adopted by the EU are subject to interpretation issued from time to time by the International Financial Reporting Interpretations Committee (IFRIC) and further Standards may be issued by the International Accounting Standards Board (IASB) that will be adopted for financial years beginning on or after 1 January 2005.

IFRS is currently being applied in the United Kingdom and in a large number of other countries simultaneously for the first time. Additionally, due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the Group’s first consolidated IFRS financial statements for the year ending 31 March 2006 may be subject to change.

Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising a balance sheet, income statement, statement of changes in equity, and cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Group’s financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion, the accompanying IFRS financial information comprising of the consolidated Reconciliation of the Group Balance Sheet under UK GAAP to IFRS as at 1 April 2004 and 31 March 2005 and the related consolidated Reconciliation of the Group Profit and Loss Account under UK GAAP to the Group Income Statement under IFRS and consolidated Group Cash Flow Statement under IFRS for the year ended 31 March 2005, has been prepared, in all material respects, in accordance with Note A ‘Basis of accounting’ and the accounting policies set out in the IFRS Accounting Policies for the year ended 31 March 2005, which describe how IFRS have been applied under IFRS 1, including the assumptions made by the directors of the Company about the standards and interpretations expected to be effective, and the policies expected to be adopted, when they prepare the first complete set of consolidated IFRS financial statements of the Group for the year ending 31 March 2006.

PricewaterhouseCoopers LLP

Chartered Accountants

Glasgow

24 May 2005

(a) The maintenance and integrity of the Scottish Power plc website is the responsibility of the directors. The work carried out by the auditors does not involve consideration of these matters and, accordingly, we accept no responsibility for any changes that may have occurred to the IFRS financial information since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of IFRS financial information may differ from legislation in other jurisdictions.

22    Scottishpower IFRS Transition Statement

Glossary of Financial Terms and IFRS Equivalents

UK Financial Terms used in Annual Report & Accounts	IFRS equivalent or definition

Creditors: amounts falling due within one year	Current liabilities

Creditors: amounts falling due after more than one year	Non-current liabilities

Debtors	Trade and other receivables

Deferred tax	Deferred tax liabilities

Fixed asset investments	Non-current investments

Joint ventures	Jointly controlled entities

Other creditors	Trade and other payables

Profit and loss account (statement)	Income statement

Profit and loss account (in the balance sheet)	Retained earnings

Shareholders’ funds	Shareholders’ equity

Short-term bank and other deposits	Cash and cash equivalents

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Turnover	Revenue

Scottishpower IFRS Transition Statement    23

Summary of Cumulative Results under IFRS for the three months ended 30 June 2004, the six months ended 30 September 2004 and the nine months ended 31 December 2004

	Note		Three months ended 30 June 2004 £m		Six months ended 30 September 2004 £m		Nine months ended 31 December 2004 £m
Operating profit
UK GAAP	(i	)	220.3		472.8		775.2
Goodwill			30.0		59.8		88.8

UK GAAP operating profit before goodwill amortisation			250.3		532.6		864.0
IFRS reclassifications			(2.4)		(4.6)		(5.6)
Property, plant and equipment			0.4		0.8		1.2
Leases			1.8		3.7		5.5
Employee benefits			6.0		11.6		19.7
Share-based payments			0.5		1.7		2.2
Business combinations			(0.4)		(2.4)		(1.4)

IFRS			256.2		543.4		885.6

Profit before taxation
UK GAAP			170.4		381.9		634.2
Goodwill			30.0		59.8		88.8

UK GAAP profit before goodwill amortisation and taxation			200.4		441.7		723.0
IFRS reclassifications			(0.2)		(0.4)		(0.7)
Property, plant and equipment			0.4		0.8		1.2
Leases			1.0		(0.3)		0.5
Employee benefits			6.1		12.8		19.1
Share-based payments			0.5		1.7		2.2
Business combinations			(0.6)		(2.4)		(1.2)

IFRS			207.6		453.9		744.1

Basic earnings per share
UK GAAP earnings per ordinary share			6.29	p	14.20	p	23.73	p

UK GAAP earnings per ordinary share before goodwill amortisation			7.93	p	17.47	p	28.58	p

IFRS earnings per ordinary share			8.10	p	17.60	p	28.77	p

(i)	Operating profit represents UK GAAP operating profit plus the group’s share of the profit of associates and jointly controlled entities.

24    Scottishpower IFRS Transition Statement

Summary of IAS 39 Impact

Both IAS 32 and IAS 39 will be applied by ScottishPower with effect from 1 April 2005 and are therefore not included in the reconciliations set out on pages 16 to 21. IAS 32 sets out the presentation requirements for debt and own equity instruments and also the disclosure requirements for financial instruments and IAS 39 sets out the accounting requirements for financial instruments. The definition of financial instruments in IAS 39 captures certain commodity contracts (including energy), loans and borrowings, trade receivables and payables, investments and cash as well as derivatives. There has been no equivalent standard prior to 1 January 2005 within UK GAAP but the group has, for some years, accounted for its derivative financial instruments under US GAAP in accordance with FAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’. Although there are similarities in the conceptual basis underpinning both IAS 39 and FAS 133, there are differences in definition, scope and other specific rules. Accordingly the group’s reported FAS 133 amounts should not be taken as representative of those amounts the group may report in future under IAS 32/39.

The group has adopted the full IASB versions of IAS 32 and IAS 39 in line with the recommendations of the UK Accounting Standards Board. The sections of IAS 39 which were “carved out” by the EU do not have any impact on the group.

Energy commodity contracts

IAS 39 captures commodity contracts that do not meet the criteria for ‘own use’. These commodity contracts are treated as derivatives and have to be fair valued. To prove that commodity contracts meet the ‘own use’ criteria, the entity must demonstrate that the contracts are for normal business requirements, are not exchangeable for other commodities or financial instruments, and result in physical delivery of the commodity. Whilst many of the group’s commodity contracts meet these tests, a substantial number do not, given the flexibility inherent in the group’s gas and power portfolios and, therefore these contracts fall within the scope of IAS 39 and are subject to fair value accounting.

IAS 39 requires any changes in fair value of a derivative to be taken to the income statement, except in circumstances where an effective cash flow hedging relationship is established and maintained against a highly probable forecast transaction. In these instances, fair value changes are initially taken directly to a “hedge reserve” within shareholders’ equity and subsequently matched in the income statement on settlement of the hedge transactions, minimising earnings volatility from movements in fair value to the extent the hedge is effective. Regardless of whether or not hedge accounting is available, changes in fair value will impact reported net assets. Fair value is estimated by calculating the present value of the difference between the prices in the contract and the applicable forward price curve. Forward price curves used are consistent with those used for FAS 133 accounting.

Adopting IAS 39 will not alter the group’s balanced economic hedging strategy, nor underlying contract cash flows. The principal contributors to the group’s opening IAS 39 position are as follows:

•	Gas is purchased under short-term and long-term contracts to meet the needs of gas-fired generation plants in the UK and US and UK retail gas customers. Although the retail gas customer sales contracts achieve own use treatment, the flexibility inherent in the purchase contracts precludes them from being accounted for in this manner. As a consequence, such contracts are subject to fair value accounting, some of which will meet the requirements necessary to qualify for hedge accounting treatment.

•	PacifiCorp has entered into a number of long-term energy contracts to meet its future retail load requirements and, due to the regulatory environment in which it operates, is permitted to recover the underlying costs of these contracts through rates charged to customers. Since these contracts do not meet the criteria for own use designation, they are recorded at fair value. Movements in contract fair values have no effect on either contractual cash flows or cash flows receivable from customers.

Table 1 below shows the effect of implementing IAS 39 as it relates to energy commodity contracts on the group’s IFRS balance sheet at 1 April 2005. These adjustments reflect the incremental adjustment required to the UK GAAP Balance Sheet at 31 March 2005.

Table 1	PacifiCorp £m	PPM £m	UK Division £m	Commodity Total £m
IAS 39 asset/(liability)	(184)	6	532	354

Onerous contract/intangible assets reversal	—	—	(16)	(16)

Deferred tax asset/(liability)	71	(2)	(155)	(86)

Total net assets/(liability)	(113)	4	361	252

Fair value deferred in hedge reserves	36	—	306	342

Fair value impact on retained earnings	(149)	4	55	(90)

Total reserve movement	(113)	4	361	252

Scottishpower IFRS Transition Statement    25

On implementation of IAS 39, the group’s net assets under IFRS have increased by £252 million, net of deferred tax of £86 million, in respect of energy-related contracts which do not qualify for own use designation. This includes the reversal of UK GAAP amounts in relation to contracts which will be subject to IAS 39 from 1 April 2005. The increase in net assets of £252 million is reflected in a reduction in retained earnings of £90 million and the establishment of a hedge reserve balance of £342 million. The opening value together with subsequent movements in the value of contracts which do not qualify for hedge accounting, will unwind through the income statement over time. Any movements in the fair value of contracts which qualify for hedge accounting will be offset within the hedge reserve and released to the income statement on settlement of the underlying hedged transactions.

Based on the group’s contract portfolio at 1 April 2005 and designated hedge accounting relationships, a 1% movement in forward price curves would result in a pre-tax fair value movement of £32 million of which £13 million would be reported through the income statement.

Treasury

Table 2 below shows the effect of implementing IAS 39 as it relates to treasury-related contracts on the group’s IFRS balance sheet at 1 April 2005. These adjustments reflect the incremental adjustment required to the UK GAAP Balance Sheet at 31 March 2005.

Table 2	Treasury £m
IAS 39 asset	21

Deferred tax (liability)	(5)

Total net assets	16

Fair value deferred in hedge reserves	33

Fair value impact on retained earnings	(17)

Total reserve movement	16

IAS 39 also applies to the group’s treasury activities. The group’s loans, borrowings and derivatives portfolio are financial instruments within the scope of IAS 39. IAS 39 requires loans and borrowings to be accounted for on the basis of amortised cost, in line with the accounting treatment under UK GAAP. The group also enters into a number of derivative financial instruments in the normal course of business to manage movements in exchange rates and interest rates impacting earnings, cash flows and the US net investment on consolidation. These contracts will now be subject to fair value accounting which will impact the timing of recognition of interest rate benefits, although the group’s economic policy of hedging against foreign exchange movements in its US net assets will continue.

Under UK GAAP, the group’s US convertible bonds were accounted for as dollar-denominated liabilities and are part of the dollar liabilities hedging the group’s US net assets. Under IAS 39, these liabilities will continue to form part of the hedging relationship of the US net investment on consolidation. They require to be accounted for as US dollar liabilities with the foreign exchange and equity-linked embedded derivative components of the convertible bonds separately identified, and measured at fair value through the income statement. The impact of accounting for the convertible bond in this way from 1 April 2005 compared to UK GAAP is to increase the effective interest charge in the income statement and introduce changes to net debt and the income statement through movements in fair value of the embedded derivative.

The group notes that the IASB is proposing to amend sections of IAS 39 that allow companies to carry designated financial instruments at fair value. If the proposed amendment to IAS 39 is implemented by the IASB and subsequently endorsed by the EU, the group may be able to designate the convertible bonds as a financial liability held at fair value. Until such time as this may happen, however, the group will continue to apply the accounting described above for the convertible bonds.

IAS 39 restricts foreign currency hedging to cash flows denominated in a currency other than a functional currency of the entity entering into the transaction. Therefore the group’s previous strategy of hedging expected US dollar profits using US dollar forwards will no longer operate as a hedge from 1 April 2006. Subject to EU approval, transitional provisions will enable the group to continue to hedge dollar revenues as an alternative for financial year 2005/06 only.

The group has hedged part of its investment in US net assets by the use of cross-currency swaps, and uses interest rate swaps to protect results from interest rate movements. IAS 39 does not permit hedge accounting for hedge instruments that are matched to other hedge instruments and the interest rate swaps will therefore be marked to market through the income statement after adoption of IAS 39. There are a number of other positions which, due to effectiveness test criteria, require to be fair valued.

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On implementation of IAS 39, the group’s net assets under IFRS have increased by £16 million, net of deferred tax of £5 million in respect of treasury-related contracts. This increase in net assets of £16 million is reflected in a reduction in retained earnings under IFRS of £17 million and an increased hedge reserve of £33 million.

Based on our treasury derivatives portfolio at 1 April 2005 and designated hedge accounting relationships, a 100 basis point movement in interest rate forward price curves would result in a pre-tax fair value movement of £22 million, of which £4 million would be reported through the income statement. A 10% movement in foreign exchange forward price curves would result in a pre-tax fair value movement of £117 million, of which £27 million would be reported through the income statement.

Available-for-sale investments

In addition to financial instruments the group has various investments which were previously recorded at cost in the UK GAAP financial statements. Where these interests in other investments meet the definition of available-for-sale assets, IAS 39 requires that these be carried at fair value on the balance sheet, with any change in value being taken through equity. This is consistent with the US GAAP treatment of these investments. As at 1 April 2005, this would have reduced net assets by £2 million.

Summary of IAS 32 Impact

Minority interests

Minority interests previously classified under UK GAAP as non-equity have been reclassified as liabilities under IAS 32. As at 1 April 2005, this would have reduced net assets by £53 million, and increased net debt by the same amount.

Summary of Combined IAS 32 and IAS 39 Impact

The combined incremental effect of the implementation of IAS 32 and IAS 39 on the group’s balance sheet at 1 April 2005, based on the portfolio of contracts in place at this date, was an increase in net assets of £213 million, net of deferred tax of £91 million, and an increase to net debt of £53 million.

Impact on Effective Tax Rate

The application of IAS 39 and the differing tax rates between the UK and the US, means that the effective tax rate, and resultant current/deferred tax split, will be impacted by the relative mark to market movements arising across the group’s UK and US operations and any current or deferred tax on fair value movements deferred in the hedge reserve.

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Summary of IAS 39 Accounting Policies for the year ended 31 March 2006

1. Implementation of IAS 39 and IAS 32

The group has applied IAS 32 and the full version of IAS 39 in the financial year ended 31 March 2006. The European Union (“EU”) adopted a regulation in November 2004 endorsing IAS 39 with the exception of certain provisions relating to (i) the use of the full fair value option for liabilities and (ii) hedge accounting. Applying the full version of the standard as opposed to the EU-endorsed standard has no impact on the group’s financial statements. In accordance with the transitional arrangements set out in IFRS 1, the group has not restated the prior year’s comparative figures to show the effect of IAS 39 and IAS 32. For the year ended 31 March 2005, financial instruments continue to be accounted for in accordance with the group’s previous policies for financial instruments under UK GAAP, as amended by IAS 21, as set out under the heading ‘P. Financial instruments (policies applied in the comparative figures relating to the years ended 31 March 2005 and 31 March 2004)’.

IAS 39 requires that all financial assets be measured at fair value in the balance sheet with changes in fair value reported through the income statement. Exceptions apply to assets classified as loans and receivables and held-to-maturity investments, which are measured at amortised cost using the effective interest method and also to equity investments in instruments whose fair value can not be reliably measured, which are measured at cost.

With respect to financial liabilities, IAS 39 prescribes measurement at amortised cost using the effective interest method. Exceptions apply to financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or is accounted for using the continuing involvement approach.

Derivative instruments, and commodity contracts that fall within the scope of IAS 39, are carried at fair value with special rules applying to all financial instruments which form part of a hedging relationship.

IAS 32 prescribes certain disclosures on the use and impact of financial instruments designed to help the users of accounts understand the significance of the financial instruments to an entity’s financial position, performance and cash flows, as well as factors that affect amounts, timing and risks associated with future cash flows.

2. Financial instruments

Financial liability and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences residual interest in the assets of the group after deducting all of its liabilities.

2.1. Investments

The group income statement includes the group’s share of the profit after tax of associates and jointly controlled entities. The group balance sheet includes the investment in associates and jointly controlled entities at the group’s share of their net assets.

Other investments include investments where the group holds less than 20% of an entity’s equity and does not exercise significant influence over the operating policies and strategic decisions of this entity. Such investments are initially measured at cost, including transaction costs. They are classified as either held for trading or available-for-sale and are measured at subsequent reporting date at fair value. The gains and losses from changes in fair value of the available-for-sale equity investments are recognised directly in equity until the instrument is disposed of or determined to be impaired, at which point those cumulative gains and losses are included in the income statement for the period. Investments in equity instruments which do not have a quoted market price and whose value cannot be reliably measured are held at cost.

2.2 Debt instruments

The group measures all debt instruments, whether financial assets or financial liabilities, initially at fair value. This is taken to be the fair value of the consideration paid or received. In cases where part of the consideration is for something other than the instrument itself, the group estimates the fair value of the instruments using a valuation technique whose inputs are made of observable market data, or based on the value of similar instruments traded at that time in observable markets.

Transaction costs (any such costs incremental to and directly attributable to the acquisition, issue or disposal of the financial instruments) are accounted for based on the classification of the instrument by the group. For financial instruments carried at amortised cost, transaction costs are included in the calculation of the effective interest rate and are, in effect, amortised through the income statement over the life of the asset. If the instrument is an available-for-sale financial asset, and hence carried at fair value,

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transaction costs are included in the initial measurement of the asset, but are transferred to equity upon subsequent remeasurement of the asset to fair value. The costs are then amortised through the income statement if the asset provides for the receipt of fixed or determinable payments, or are otherwise retained in equity until the asset is sold or expires.

The subsequent measurement of financial instruments follows their classification by the group. Available-for-sale financial assets are remeasured at fair value with gains and losses recorded in equity. Other financial instruments, including loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest method. Financial liabilities, which arise on a transfer of financial asset which does not qualify for derecognition, are accounted for using the continuous involvement approach (an approach which dictates measurement of a financial liability in such a way that the net amount of this financial liability and the related financial asset is equal to the amortised cost of the rights and obligations retained if the asset is measured at amortised cost, or the fair value of the rights and obligations retained if the asset is measured at fair value).

2.3 Commodity contracts

Where possible, the group takes the own use exemption permitted by IAS 39 for commodity contracts entered into and held for the purpose of the group’s own purchase, sale or usage requirements. Commodity contracts which do not qualify for own use exemption, including those non-physical contracts entered into for the purpose of trading, have to be dealt with as a derivative and are recorded at fair value on the balance sheet with changes in fair value reflected through the income statement. Certain non-own use commodity contracts are treated as derivatives that qualify as hedging instruments, for which special rules apply. Details on the accounting policies for hedging are disclosed in a separate section within this note.

2.4 Treasury derivatives

The group uses a number of derivatives to manage exposure to interest rate and currency fluctuations and the related value of net investments in foreign operations. When designated as hedges in highly effective hedging portfolios, such instruments are accounted for in accordance with the methods described within the hedging section of this note. Additionally, amounts payable/receivable under interest rate hedges are accounted for as adjustments to finance cost/income for the period. Any other derivative instruments, which are used for the purpose of economic hedging but have not been designated in hedging relationships in accordance with IAS 39, are held at fair value with changes from remeasurement recorded through the income statement.

Instruments designated in hedging portfolios include interest rate swaps, callable swaps, swaptions, forward currency contracts and cross-currency interest rate swaps. The latter swaps allow the designation of one instrument to hedge more than one risk where fixed for floating cross-currency swaps are used.

3. Hedging activities

In order to manage the impact of financial risks to the group and report results consistent with the operational strategies, the Board has endorsed the use of derivative financial instruments as hedging tools. These instruments include fixed and floating swaps (interest rate, cross currency and commodity agreements), swaptions, financial options, forward rate agreements, financial and commodity forward contracts, commodity futures, commodity options, weather derivatives and other complex derivatives. Such physical and financially settled instruments are held by the group to match offsetting physical positions and are not held for financial trading purposes. Exceptions exist in the group’s non-regulated divisions, PPM and UK Division, where a limited and controlled number of transactions and derivatives may be held for proprietary trading purposes.

The group utilises derivative instruments to manage its exposure to the variability of future cash flows caused by risks associated with recognised assets or liabilities or transactions that are highly probable of occurring (cash flow hedging). In addition, the group utilises hedging strategies with respect to the exposure to changes in fair value of recognised assets and liabilities or unrecognised firm commitments (fair value hedging). Finally, hedging of net investments in foreign operations is undertaken with respect to the group’s US businesses (PacifiCorp and PPM).

Using regression analysis, the group designates derivatives as hedging instruments when it is expected that there will be high inverse correlation between the changes in fair value of the instrument and the changes in fair value of the hedged item. Such correlation needs to be within the limits of 80% to 125% for hedge accounting to be permitted. This assessment is carried out on a monthly basis to establish whether the assumptions and application criteria for hedge accounting going forward continue to be supported. The group will discontinue hedge accounting where the hedging relationship correlation is outside these parameters. Cash flow hedge accounting is applied to future transactions, which are expected to be, and continue to remain, highly probable of occurring.

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When certain conditions are met, the group applies the following accounting rules prescribed by IAS 39 for hedging activities:

3.1 Cash Flow hedges

The portion of gain or loss of the hedging instrument that was determined to be an effective hedge is recognised directly in equity and forms part of the cash flow hedge reserve. The ineffective portion of the change in fair value of the hedging instruments is recognised in the income statement. If the cash flow hedge of a highly probable forecast future transaction results in the recognition of an asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are recycled from the hedge reserve to the income statement. For hedges that do not result in recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects the profit or loss.

3.2 Fair Value hedges

The gain or loss from remeasuring the hedging instrument at fair value is recognised directly in the income statement. The gain or loss on the hedged item for the designated risk, adjusts the carrying amount of the hedged item (when the item would otherwise have been measured at amortised cost) and is also recognised in the income statement. The group starts amortisation of any such adjustments to the carrying value of the hedged item when the hedge relationship ceases.

3.3 Net investment hedges of foreign operations

The group hedges its net investments in its US divisions, PacifiCorp and PPM. The designated risk relates to the foreign currency exposure of the divisions’ net assets. The portion of the gain or loss of the hedging instrument that was determined to be an effective hedge is recognised directly in equity and forms part of the translation reserve. The ineffective portion of the change in fair value of the hedging instruments is recognised in the income statement. On disposal of the foreign investment, the gains or losses that had previously been recognised in equity, relating to the group’s net investment in the operation and to the effective portion of the hedging instrument, are recognised in the income statement as part of the overall gain or loss on disposal.

The group discontinues prospectively hedge accounting when the hedge instrument expires or is sold, terminated or exercised, when the hedge relationship no longer qualifies for hedge accounting or when the designation is revoked. In the case of cash flow hedging, any gain or loss that has been recognised in equity until that time remains separately recognised in equity until the forecast transaction occurs. If the transaction is no longer expected to occur, related cumulative gains and losses which have been previously deferred in equity are recognised in the income statement.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

3.4 Other

Embedded derivatives in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through the income statement. Unrealised gains or losses on remeasurement of embedded derivatives are reported in the income statement.

In addition to hedging activities the group undertakes limited proprietary trading activities as part of energy management within predetermined risk limits. Those include establishing open positions in the electricity, natural gas and coal markets to take advantage of price movements. Contracts entered into for proprietary trading purposes are measured at fair value, with movements in fair value recognised in the income statement.

4. Valuation of financial instruments

The group’s valuation policy for derivative and other financial instruments utilise as much as possible quoted prices in an active trading market.

Futures, swaps, and forward agreements are valued against the appropriate market-based curves. Forward price curves are developed using market prices from independent sources for liquid commodities, markets and products and modelled for illiquid commodities/markets and products.

Single-variable options are valued against market price and volatility curves. Dual-variable options are valued against market price, volatility and correlation curves between two variables. Volatility curves are developed for open positions in both liquid and illiquid markets. They are developed from actively traded options (implied volatility), where markets exist, or using historical forward volatilities and other relevant market data. Correlation curves are developed using historical spot and forward correlations and other relevant market data.

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Structured transactions are disaggregated into their traded core components, and each component is valued against the appropriate market-based curves. For transactions where a market price for the point of delivery is not actively quoted, if possible, the transaction is valued at the most appropriate point of delivery where a market price exists with appropriate adjustments for the actual point of delivery, including if applicable currency adjustments.

Assets owned (long position) are valued against the quoted bid price. If assets are owed (short position) they are marked to the quoted offer price. Where valuation is based on the mid-market price, liquidity adjustments are made to the fair value to bring it in accordance with the profile of net exposure. The value of long volatility positions is marked against the bid volatility curve. For short volatility positions, the offer volatility curve is used. Other adjustments include discounting and credit adjustments, where those have not already been captured in the mark to market process.

In the absence of quoted prices for identical or similar assets or liabilities, it is sometimes necessary to apply valuation techniques where contracts are marked to approved models. Models are used for developing both the forward curves and the valuation metrics of the instruments themselves where the instruments are complex combinations of standard or non-standard products. All models are subject to rigorous testing prior to being approved for valuation and subsequent continuous testing and approval procedures designed to ensure the validity and accuracy of the model assumptions and inputs.

5. Compound instruments

The group accounts for compound financial instruments that contain both a liability and an equity component by separating these components and assigning individual values to each of them. The group treats its convertible bonds as a US dollar liability with the foreign exchange and equity component of the convertible bond separately identified and measured at fair value through the income statement. The dollar denominated liability of the convertible bond continues to form part of the hedging relationship of the group’s US net investment on consolidation.

6. Offsetting of derivative assets and liabilities

The group offsets a financial asset and a financial liability and reports the net amount only when the group has a legally enforceable right to set off the amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Cautionary statement regarding forward-looking statements

Some statements contained in this document may be forward-looking statements within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power plc, its corporate plans, strategies and beliefs and other statements that are not historical facts, including information regarding Scottish Power plc’s plans and expectations relating to the effects of the transition to IFRS. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “estimate,” “continue,” “plan,” “project,” “target,” “on track to,” “strategy,” “aim,” “seek,” “will meet” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Any such forward-looking statements are not guarantees of future performance and actual results may differ materially from estimates in the forward-looking statements. Scottish Power plc undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Scottish Power plc has identified in its filings with the U.S. Securities and Exchange Commission, including its most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

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